 Exhibit 99.4

THE SKYVIEW 10 18th Floor, “NORTH LOBBY” Survey No. 83/1, Raidurgam Hyderabed - 500 032, India Tel : + 91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying statement of unaudited standalone financial results for the quarter and half year ended September 30, 2023 (the “Statement”) of Dr. Reddy’s Laboratories Limited (the “Company”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	The Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Statement has been approved by the Company’s Board of Directors. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Shankar Srinivasan Partner Membership No.: 213271 UDIN: 23213271BGSEQV8129

Place: Hyderabad

Date: October 27, 2023

S.R. Batliboi& Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office 22, Camac Street, Black ‘B’, 3rd floor, Kolkata 700 016

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900

Fax :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

 DR. REDDY'S LABORATORIES LIMITED

 STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2023

					All amounts in Indian Rupees millions
		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2023	30.06.2023	30.09.2022	30.09.2023	30.09.2022	31.03.2023
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Net sales/income from operations	48,037	54,034	48,475	102,071	81,874	162,989
	b) License fees and service income	154	167	186	321	2,943	6,002
	c) Other operating income	196	172	142	368	292	634
	Total revenue from operations	48,387	54,373	48,803	102,760	85,109	169,625

2	Other income	2,231	2,336	1,180	4,567	5,214	5,913

	Total income (1 + 2)	50,618	56,709	49,983	107,327	90,323	175,538

3	Expenses
	a) Cost of materials consumed	7,512	8,139	6,367	15,651	14,414	31,614
	b) Purchase of stock-in-trade	4,992	3,842	4,391	8,834	9,227	17,793
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(1,054)	(163)	1,336	(1,217)	1,508	1,295
	d) Employee benefits expense	7,837	7,402	7,101	15,239	13,591	28,326
	e) Depreciation and amortisation expense	2,458	2,372	2,262	4,830	4,477	9,232
	f) Impairment of non-current assets	-	-	-	-	-	51
	g) Finance costs	58	45	17	103	115	169
	h) Selling and other expenses	12,809	12,876	11,580	25,685	22,546	48,398

	Total expenses	34,612	34,513	33,054	69,125	65,878	136,878

4	Profit before tax (1 + 2 - 3)	16,006	22,196	16,929	38,202	24,445	38,660

5	Tax expense/(benefit)
	a) Current tax	3,960	5,387	2,976	9,347	4,334	8,641
	b) Deferred tax	120	415	2,790	535	3,953	3,891

6	Net profit for the period/year (4 - 5)	11,926	16,394	11,163	28,320	16,158	26,128

7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	1	1	2	2	1	89

	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	-	-	-	-	(53)

	b) (i) Items that will be reclassified to profit or loss	(802)	521	912	(281)	(3,574)	(928)

	(ii) Income tax relating to items that will be reclassified to profit or loss	201	(130)	(320)	71	1,248	358

	Total other comprehensive income	(600)	392	594	(208)	(2,325)	(534)

8	Total comprehensive income (6 + 7)	11,326	16,786	11,757	28,112	13,833	25,594

9	Paid-up equity share capital (face value Rs. 5/- each)	834	833	832	834	832	833

10	Other equity						203,909

11	Earnings per equity share (face value Rs. 5/- each)

	Basic	71.68	98.66	67.25	170.32	97.35	157.37
	Diluted	71.54	98.45	67.10	169.96	97.14	157.03
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

DR. REDDY’S LABORATORIES LIMITED

Segment information	All amounts in Indian Rupees millions

		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2023	30.06.2023	30.09.2022	30.09.2023	30.09.2022	31.03.2023
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Pharmaceutical Services and Active Ingredients	6,357	6,885	6,452	13,242	12,428	27,896
	b) Global Generics	43,995	49,678	43,829	93,673	75,050	147,999
	c) Others	128	131	106	259	258	497
	Total	50,480	56,694	50,387	107,174	87,736	176,392

	Less: Inter-segment revenue	2,093	2,321	1,584	4,414	2,627	6,767
	Total revenue from operations	48,387	54,373	48,803	102,760	85,109	169,625

2	Segment results
	Profit/(loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	(540)	(596)	(869)	(1,136)	(1,151)	(1,336)
	b) Global Generics	16,174	22,492	19,040	38,666	30,164	46,716
	c) Others	108	(9)	(28)	99	(6)	(154)
	Total	15,742	21,887	18,143	37,629	29,007	45,226

	Less: (i) Finance costs	58	45	17	103	115	169
	(ii) Other un-allocable expenditure/(income), net	(322)	(354)	1,197	(676)	4,447	6,397
	Total profit before tax	16,006	22,196	16,929	38,202	24,445	38,660

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above statement of unaudited standalone financial results of Dr. Reddy's Laboratories Limited ("the Company"), which have been prepared in accordance with the Indian Accounting Standards (''Ind AS'') prescribed under Section 133 of the Companies Act, 2013 ("the Act'') read with relevant rules issued thereunder, other accounting principles generally accepted in India and guidelines issued by the Securities and Exchange Board of India ("SEBI'') were reviewed and recommended by the Audit Committee and approved by the Board of Directors at their meetings held on 27 October 2023. The Statutory Auditors have carried out a limited review on the unaudited standalone financial results and issued unmodified report thereon.

2	During the quarter and half year ended 30 September 2023, an amount of Rs. 1,590 million and Rs. 2,263 million respectively, representing government grants has been accounted as a reduction from cost of material consumed.

3	During the quarter ended 30 September 2022, an amount of Rs. 1,933 million representing government grants has been accounted as a reduction from cost of material consumed.

4	Other income for the quarter ended 30 June 2023 includes Rs.540 million recognised pursuant to settlement agreement with Janssen Group, in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga®(Abiraterone).This transaction pertains to the Company's Global Generics segment.

5	Other income for the quarter ended 30 June 2023 includes dividend income of Rs. 443 million declared by Kunshan Rotan Reddy Pharmaceutical Company Limited.

6	License fee and service income for the year ended 31 March 2023 includes: a. Rs. 2,640 million from sale of certain non-core dermatology brands in India to Eris Lifesciences Limited; b. Rs. 1,399 million from sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited; c. Rs. 902 million from sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J B Chemicals and Pharmaceuticals Limited; The amounts recognised above are adjusted for expected sales returns. These transactions pertain to the Company’s Global Generics segment.

7	The Company has considered the impact of recent tax regulations and developments, including updates to its estimate on the impact of adoption of the Taxation Laws (Amendment) Act 2019, in determining its “Tax expense/(benefit)” for the half year ended 30 September 2023 and year ended 31 March 2023.

8

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 06 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the previous fiscal years. The Company also made a presentation to the SEC and the DOJ in relation to its Global Compliance Framework, including the ongoing enhancement initiatives, during the year ended 31 March 2023. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

DR. REDDY'S LABORATORIES LIMITED

9	Balance sheet

	All amounts in Indian Rupees millions
	As at	As at
Particulars	30.09.2023	31.03.2023
	(Unaudited)	(Audited)
ASSETS
Non-current assets
Property, plant and equipment	48,011	47,379
Capital work-in-progress	10,483	8,991
Goodwill	853	853
Other intangible assets	23,704	23,835
Intangible assets under development	139	139
Financial assets
Investments	33,026	31,422
Loans	613	11
Other financial assets	537	533
Deferred tax assets, net	268	-
Tax assets, net	-	2,546
Other non-current assets	424	156
Total non-current assets	118,058	115,865

Current assets
Inventories	36,136	30,430
Financial assets
Investments	35,842	42,978
Trade receivables	56,604	42,889
Derivative instruments	253	715
Cash and cash equivalents	1,116	1,123
Other bank balances	15,673	5,335
Other financial assets	1,401	2,224
Other current assets	14,782	12,189
Total current assets	161,807	137,883

TOTAL ASSETS	279,865	253,748

EQUITY AND LIABILITIES
Equity
Equity share capital	834	833
Other equity	226,348	203,909
Total Equity	227,182	204,742

Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	440	286
Provisions	79	79
Deferred tax liabilities, net	4,124	3,392
Other non-current liabilities	1,029	852
Total non-current liabilities	5,672	4,609

Current liabilities
Financial liabilities
Borrowings	-	6
Lease liabilities	359	216
Trade payables
Total outstanding dues of micro enterprises and small enterprises	67	72
Total outstanding dues of creditors other than micro enterprises and small enterprises	20,590	17,573
Derivative instruments	175	135
Other financial liabilities	15,296	15,369
Liabilities for current tax, net	1,790	-
Provisions	2,978	3,052
Other current liabilities	5,756	7,974
Total current liabilities	47,011	44,397

TOTAL EQUITY AND LIABILITIES	279,865	253,748

DR. REDDY'S LABORATORIES LIMITED

10	Statement of cashflows

	All amounts in Indian Rupees millions
	Half year ended
Particulars	30.09.2023	30.09.2022
	(Unaudited)	(Unaudited)
Cash flows from/(used in) operating activities :
Profit before tax	38,202	24,445
Adjustments for:
Fair value changes and profit on sale of financial instruments measured at FVTPL**, net	(1,477)	(56)
Depreciation and amortisation expense	4,830	4,477
Allowance for credit losses (on trade receivables and other advances)	111	63
(Profit)/Loss on sale/disposal of property , plant and equipment and other intangible assets, net	(380)	71
Inventory write-downs	769	2,119
Foreign exchange loss/(gain), net	105	472
Interest income	(1,425)	(618)
Dividend from subsidiary, joint ventures and other entities	(445)	- *
Finance costs	103	115
Equity settled share-based payment expense	180	212
Changes in operating assets and liabilities:
Trade receivables	(13,753)	(11,033)
Inventories	(6,475)	834
Trade payables	3,012	(611)
Other assets and other liabilities, net	(3,014)	(1,194)
Cash flow generated from operations	20,343	19,296
Income taxes paid, net	(4,643)	(3,178)
Net cash from operating activities	15,700	16,118

Cash flows from/(used in) investing activities :
Proceeds from sale of property, plant and equipment	414	106
Expenditures on property, plant and equipment	(6,379)	(5,020)
Proceeds from sale of other intangible assets	21	-
Expenditures on other intangible assets	(964)	(5,160)
Purchase of investments	(65,458)	(46,353)
Proceeds from sale of investments	62,762	57,444
Purchase of equity investments of subsidiary	(500)	(459)
Dividend income received	445	- *
Interest income received	683	550
Loans and advances given to subsidiaries	(602)	(50)
Net cash (used in)/from investing activities	(9,578)	1,058

Cash flows from/(used in) financing activities :
Proceeds from issuance of equity shares (including treasury shares)	765	66
Proceeds from/(repayment of ) short-term loans and borrowings, net	(6)	(18,711)
Payment of principle portion of lease liabilities	(126)	(133)
Dividend paid	(6,648)	(4,979)
Interest paid	(117)	(234)
Net cash used in financing activities	(6,132)	(23,991)

Net (decrease)/increase in cash and cash equivalents	(10)	(6,815)
Effect of exchange rate changes on cash and cash equivalents	3	430
Cash and cash equivalents at the beginning of the period	1,123	11,595
Cash and cash equivalents at the end of the period(1)	1,116	5,210

* Rounded off to million.

** FVTPL (fair value through profit or loss)

(1) Adjusted for bank overdraft of Rs. Nil and Rs. 3 million for periods ended 30 September 2023 and 30 September 2022 respectively.

11	The Company considered the uncertainties relating to the military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 27 October 2023	Co-Chairman & Managing Director